UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

Zweig Total Return Fund Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

989837 20 8
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11 , 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989837 20 8

1	NAME OF REPORTING PERSON Karpus Management, Inc., d/b/a Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,105,201
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,105,201
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,105,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 989837 20 8

1	NAME OF REPORTING PERSON Karpus Investment Management Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 989837 20 8

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,801*
	8	SHARED VOTING POWER 13,800*
	9	SOLE DISPOSITIVE POWER 84,801*
	10	SHARED DISPOSITIVE POWER 13,800*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,601*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

_______________
*See Items 2 and 5.

CUSIP NO. 989837 20 8

1	NAME OF REPORTING PERSON Glen T. Insley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 989837 20 8

1	NAME OF REPORTING PERSON Arthur Charles Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 989837 20 8

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”);

(ii)	Karpus Investment Management Defined Benefit Plan (“Karpus Plan”);

(ii)
George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by The Karpus Family Foundation, Inc. and Karpus Plan (collectively, the “Karpus Entities”);

(iii)	Glen T. Insley; and

(iv)	Arthur Charles Regan

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus.  To the best of the Reporting Persons’ knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of each of Karpus, Karpus Plan and Mr. Karpus is 183 Sully’s Trail, Pittsford, New York 14534. The address of the principal office of Mr. Insley is c/o Karpus Management, Inc., 183 Sully’s Trail, Pittsford, New York 14534. The address of the principal office of Mr. Regan is 505 Eighth Avenue, Suite 800, New York, New York 10018.

(c)           The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal business of Karpus Plan is investing in securities. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 989837 20 8

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)           Karpus and Karpus Plan are organized under the laws of the State of New York. Messrs. Karpus, Insley and Regan are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 3,105,201 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 9.7% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 3,105,201 Shares beneficially owned by Karpus is approximately $38,916,031, excluding brokerage commissions.

The aggregate purchase price of the 3,500 Shares held by Karpus Plan is approximately $46,760, excluding brokerage commissions.

The aggregate purchase price of the 95,101 Shares held by Mr. Karpus and the Karpus Entities (excluding the Shares held by Karpus Plan) is approximately $1,227,754, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On February 11, 2016, Karpus Plan delivered a letter to the Issuer nominating a slate of two (2) highly qualified director candidates, whom include Glen T. Insley and Arthur Charles Regan, (collectively, the “Nominees”), for election to the Board of Directors (the “Board”) at the Issuer’s 2016 Annual Meeting. The Reporting Persons have informed the Board that they are willing to enter into discussions in furtherance of reaching a mutually agreeable resolution. The Reporting Persons intend to closely monitor the situation at the Issuer.

Karpus Plan’s highly-qualified nominees are:

Glen T. Insley, CFA, has been a private investor since 2007. From 2000 to 2007, Mr. Insley served as Senior-Vice President and Managing Director of Investment Risk Management at Evergreen Investments, which was previously an investment management business of Wachovia. From 1993 to 2000, Mr. Insley served as Senior Vice-President and Managing Director of Fixed Income at Evergreen Investments.  Mr. Insley has served as the Chairman of the Valuation Committee at Evergreen Funds from 2004 to 2007. From 1998 to 2005, he served as Chairman of the Board of Vestaur Securities Corp., a then American Stock Exchange listed closed-end fund that reorganized into an open-end fund in 2005. From 1995 to 2002, he served as a Finance Committee Member of the HUM Group Inc./Healthcare Underwriters Mutual Insurance, a medical malpractice insurance company. Mr. Insley holds the Chartered Financial Analyst Designation, and received a B.A. from Trinity College.

CUSIP NO. 989837 20 8

Arthur Charles Regan, has been the President & CEO of Regan & Associates, Inc. a New York, NY based proxy solicitation/stockholder services firm founded by him since 1991 and has had numerous articles published on stockholder related matters.  From 1991 to 1998, Mr. Regan was the President of David Francis & Co., Inc., a proxy solicitation firm. From 1984 to 1988, Mr. Regan served as Vice President at Morrow & Co, Inc., a proxy solicitation firms. From 1997 to 2000 he served as an outside director and Corporate Secretary for US Wats, Inc., a Bala-Cynwyd, PA based publicly held telecommunications firm until that firm was merged out of existence. Mr. Regan received a BS from NYU.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,093,334 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2015 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on September 8, 2015.

A.	Karpus

(a)	As of the close of business February 11, 2016, Karpus beneficially owned 3,105,201 Shares.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 3,105,201
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,105,201
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B.	Karpus Plan

(a)	As of the close of business on February 11, 2016, Karpus Plan beneficially owned 3,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,500

(c)	Karpus Plan has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

CUSIP NO. 989837 20 8

C.	Mr. Karpus

(a)	As of the close of business on February 11, 2016, Mr. Karpus, beneficially owned 84,801 Shares. In addition, Mr. Karpus may be deemed to beneficially own the 13,800 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 84,801
2. Shared power to vote or direct vote: 13,800
3. Sole power to dispose or direct the disposition: 84,801
4. Shared power to dispose or direct the disposition: 13,800

(c)	Mr. Karpus has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

D.	Mr. Insley

(a)	As of the close of business on February 11, 2016, Mr. Insley did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Insley has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

E.	Mr. Regan

(a)	As of the close of business on February 11, 2016, Mr. Regan did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

CUSIP NO. 989837 20 8

On February 11, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows.

99.1
Joint Filing and Solicitation Agreement by and among Karpus Management, Inc., Karpus Investment Management Defined Benefit Plan, George W. Karpus, Glen T. Insley and Arthur Charles Regan dated February 11, 2016.

CUSIP NO. 989837 20 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

KARPUS INVESTMENT MANAGEMENT DEFINED BENEFIT PLAN

By:	/s/ Kathleen F. Crane
	Name:	Kathleen F. Crane
	Title:	Chief Financial Officer & Chief Compliance Officer of Karpus Investment Management

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Senior Tax-Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS

/s/ Glen T. Insley
GLEN T. INSLEY

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

CUSIP NO. 989837 20 8

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	30 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	1,500 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 989837 20 8

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT

Purchase of Common Stock	102,100	12.15	12/30/2015
Sale of Common Stock	(50)	11.65	01/12/2016
Purchase of Common Stock	200,000	11.61	01/14/2016
Purchase of Common Stock	7,900	10.95	01/20/2016
Account Close and Transfer	(1,200)*	--	01/25/2016
Sale of Common Stock	(737)	11.16	01/27/2016
Account Close and Transfer	(200)*	--	02/01/2016

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* Represents a fund redemption in the form of an account close and transfer.